November 9, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Michael Henderson, Staff Accountant
Marc Thomas, Staff Accountant

Re: Rocket Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2022
File No. 001-39432

Mr. Henderson and Mr. Thomas,

This letter sets forth the responses for Rocket Companies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 26, 2022 regarding the Staff’s review of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 10-Q for the Quarterly Period Ended June 30, 2022 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Reconciliation of Adjusted Net Income (Loss) to Net Income Attributable to Rocket Companies, page 38

1. We note your response to comment 1.  In addition to the proposed disclosure in your response, please supplement your reconciliation of Adjusted Net Income (Loss) to Net Income Attributable to Rocket Companies, in future filings, with the calculation of the adjustment to the provision for income tax as you have provided in your response.

The Company respectfully acknowledges the Staff’s comment and, in future filings, will supplement its reconciliation of Adjusted Net Income (Loss) to Net Income Attributable to the Company with the calculation of the adjustment to the provision for income tax.

Results of Operations for the Three and Six Months Ended June 30, 2022 and 2021

Gain on sale of loans, net, page 44

2. We note your response to comment 2 and your proposed disclosures in Annex A. Please provide us with and further revise your disclosures, in future filings, to quantify the impact for each identified driver. For example, we noted the following:

•	We note that the Net (loss) gain on sale of loans was impacted by decreases in mortgage loan origination volume, as well as, interest rate increases subsequent to the time the loans were originated, which resulted in loans being sold at a loss. Your proposed disclosure should clearly discuss in detail the impacts of the changes in interest rates during the periods presented.
•	Further, in regard to the fair value adjustment on loans held for sale and IRLCs, we note the proposed disclosure for the three months ended June 30, 2022, indicated the decline was due to a decrease in origination volume; however, the fair value adjustment increased for the six months ended June 30, 2022, due to a decline in origination volume and an increase in interest rates. Your proposed disclosure should more clearly quantify the impacts and correlation between the identified drivers and changes to your results of operations.

The Company respectfully acknowledges the Staff’s comment, and as discussed on our telephone call with the Staff on November 2, 2022 and in subsequent communications with the Staff, the Company will revise its future filings as set forth on Annex A attached to this letter, which shows the proposed revisions to the Company’s disclosure for future filings as applied to the Company’s disclosures in the filed Form 10-Q for the Quarterly Period Ended June 30, 2022.

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If you have any questions regarding the responses contained in this letter, please do not hesitate to contact Brian Brown, Chief Accounting Officer, at (313) 482-9053 or Julie Booth, Chief Financial Officer, at (313) 373-7698.

Sincerely,

/s/ Julie Booth
Julie Booth

cc:	Jay Farner
Rocket Companies, Inc.

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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Annex A

Results of Operations for the Three and Six Months Ended June 30, 2022 and 2021

Summary of Operations

Gain on sale of loans, net

The components of gain on sale of loans for the periods presented were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Net (loss) gain on sale of loans (1)	$(448,270)	$1,704,139	$(573,864)	$4,291,569
Fair value of originated MSRs	459,473	857,111	1,256,088	2,030,275
(Provision for) benefit from investor reserves	(9,846)	19,316	(12,232)	13,969
Fair value adjustment on loans held for sale and IRLCs	258,075	357,026	(485,426)	(1,526,917)
Revaluation from forward commitments economically hedging loans held for sale and IRLCs	547,406	(596,103)	2,106,057	1,085,035
Gain on sale of loans, net	$806,838	$2,341,489	$2,290,623	$5,893,931

(1) Net (loss) gain on sale of loans represents the premium received in excess of the UPB, plus net origination fees.

At the time an IRLC is issued, an estimate of the Gain on sale of loans, net is recognized in the Fair value adjustment on loans held for sale and IRLCs component in the table above. Subsequent changes in the fair value of IRLCs and mortgage loans held for sale are recognized in this same component as the loan progresses through closing, which is the moment that loans moves from an IRLC to a loan held for sale, and ultimately through the sale of the loan. We deploy a hedge strategy to mitigate the impact of interest rate changes from the point of the IRLC through the sale of the loan. The changes to the Fair value adjustment on loans held for sale and IRLCs in each period is dependent on several factors, including mortgage origination volume, how long a loan remains at a given stage in the origination process and the movement of interest rates during that period as compared to the immediately preceding period. Loans originated during an increasing rate environment generally decrease in value, and loans originated during a decreasing rate environment generally increase in value. When the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized and moves from the Fair value adjustment on loans held for sale and IRLCs component in the Net (loss) gain on sale of loans component in the table above. The Revaluation from forward commitments economically hedging loans held for sale and IRLCs component reflects the forward hedge commitments intended to offset the various fair value adjustments that impact the Fair value adjustment on loans held for sale and IRLCs and the Net (loss) gain on sale of loans components. As a result, these three components should be evaluated in combination when evaluating Gain on sale of loans, net, as the sum of these components are primarily driven by net rate lock volume. Furthermore, at the point of sale of the loan, the Fair value of originated MSRs and the (Provision for) benefit from investor reserves are recognized each in their respective components shown above.

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Annex A

Three months ended June 30, 2022 summary

Gain on sale of loans, net was $806.8 million, a decrease of $1.5 billion, or 66%, when compared to $2.3 billion for the same period in 2021, primarily driven by the changes in Net (loss) gain on sale of loans, Fair value adjustment on loans held for sale and IRLCs and IRLCs and Revaluation from forward commitments economically hedging loans held for sale. Increased interest rates during the period led to a 65% decrease in net rate lock volume, which drove a 76% combined decrease in in these three components.

Fair value of originated MSRs, which represents the estimated fair value of MSRs related to loans which we have sold and retained the right to service, was $459.5 million, a decrease of $397.6 million, or 46%, as compared with $857.1 million in 2021. The decrease was primarily due to a reduction in sold loan volume of $45.9 billion, or 58%, from $33.1 billion in 2022 to $79.0 billion in 2021.

The (provision for) benefit from investor reserves is related to the provision to establish our estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors. The $29.2 million, or 151% decrease compared to 2021, was primarily due to a decrease in the forecasted probability of future loan repurchases in 2021, which resulted in a benefit to our provision.

Six months ended June 30, 2022 summary

Gain on sale of loans, net was $2.3 billion, a decrease of $3.6 billion, or 61%, as compared with $5.9 billion for the same period in 2021. primarily driven by the changes in Net (loss) gain on sale of loans, Fair value adjustment on loans held for sale and IRLCs and IRLCs and Revaluation from forward commitments economically hedging loans held for sale. Increased interest rates during the period led to a 56% decrease in net rate lock volume, which drove a 73% combined decrease in in these three components.

Fair value of originated MSRs was $1.3 billion, a decrease of $0.8 billion, or 38%, when compared to $2.0 billion in 2021. The decrease was due to a reduction in sold loan volume of $89.5 billion, or 48%, from $95.3 billion in 2022 to $184.8 billion in 2021.

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Annex A

The (provision for) benefit from investor reserves decreased $26.2 million, or 187% compared to 2021, which was primarily due to a decrease in the forecasted probability of future loan repurchases in 2021, which resulted in a benefit to our provision.

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